UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42740

Robot Consulting Co., Ltd.

Le Gratteciel Building 2, 6th Floor
5-22-6 Shimbashi, Minato Ward
Tokyo, 105-0004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Launch of Robot Lawyer

On December 29, 2025, Robot Consulting Co., Ltd. (the “Company”) launched “Robot Lawyer”, a platform which provides preliminary legal consultation resources to individuals and small businesses, particularly with respect to defamatory online posts or other reputational harms. Robot Lawyer also provides step-by-step actionable items for users to remove defamatory posts on certain online platforms themselves. The platform has employed a third-party generative artificial intelligence chatbot, which the Company has trained to provide empathetic responses to users for the foregoing purposes. The platform development was supervised by Sakura Law Offices, the Company’s partnered Japanese law firm. See https://www.robotlawyer.jp/ for further information.

The Company expects to add lawyer-matching and other features to Robot Lawyer in the future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robot Consulting Co., Ltd.

By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman

Date: December 29, 2025